UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 Amendment No. 6

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EAGLE SUPPLY GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   269894-10-1

                                 (CUSIP Number)

         Bradco Supply Corporation                Barry Segal
         13 Production Way                        c/o Bradco Supply Corporation
         P.O. Box 67                              13 Production Way
         Avenel, New Jersey 07001                 P.O. Box 67
         Phone: (732) 382-3400                    Avenel, New Jersey 07001
                                                  Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  June 7, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 269894-10-1             SCHEDULE 13D                 Page 2 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        57,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               57,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      57,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.63%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 269894-10-1             SCHEDULE 13D                 Page 3 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        805,510
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               805,510
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      862,510
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby supplement and amend the Schedule 13D, originally filed jointly by the Reporting Persons on February 2, 2001, as amended by Amendment No. 1 filed May 31, 2001, Amendment No. 2 filed July 3, 2001, Amendment No. 3 dated July 25, 2001 and Amendment No. 4 dated February 14, 2002, Amendment No. 5 filed May 13, 2002, (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Eagle Supply Group, Inc. ("Eagle" or "Company").

Item 1. Security and Issuer

            No change.

Item 2. Identity and Background

      Information Regarding Bradco

      -------------------------------------

                  No change

       Information Regarding Barry Segal

       ------------------------------------

                  No change

Item 3. Source and Amount of Funds or Other Consideration

      Since last reported, Bradco has further directly sold a net amount of 4,000 shares of Company Common Stock on the open market for the aggregate net sale price of approximately $12,160. Since last reported, Segal has further directly sold a net amount of 92,670 shares of Company Common Stock on the open market for the aggregate net sale price of approximately $272,942.20. An itemized breakdown of the daily transactions for the prior 60 days is more fully set forth in Item 5 below.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 805,510 shares of Company Common Stock, representing approximately 8.90% of the outstanding Company Common Stock (based on the 8,510,000 shares of Company Common Stock reported to be outstanding in the Company's most recent Quarterly Report on Form 10Q as increased by 545,455 shares issued May 16, 2002 for a total of 9,055,455 shares). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 57,000 shares of Company Common Stock owned by Bradco, representing approximately 0.63% of the outstanding Company Common Stock. Therefore, Segal may be deemed the beneficial owner of 862,510 shares of Company Common Stock representing approximately 9.52% of the outstanding Company Common Stock.

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by it.

      (c) Within the last 60 days, the following sales of Company Common Stock have been effected on the open market by Segal and Bradco.

Trade Type         Quantity              Date          Price          Total
----------        ----------        ------------      -------      ----------
Sold                1,000            04/18/2002        $3.82       $    3,820
Sold                1,400            04/18/2002        $3.80       $    5,320
Sold                1,600            04/18/2002        $3.75       $    6,000
Sold                1,000            04/19/2002        $3.50       $    3,500
Sold                1,000            04/19/2002        $3.40       $    3,400
Sold                4,000            04/19/2002        $3.50       $   14,000
Sold                4,000            04/19/2002        $3.52       $   14,080
Sold                4,000            04/19/2002        $3.52       $   14,080
Sold                3,100            04/22/2002        $3.45       $   10,695
Sold                1,500            04/23/2002        $3.60       $    5,400
Sold                4,000            04/23/2002        $3.68       $   14,720
Sold                4,000            04/23/2002        $3.70       $   14,800
Sold                4,000            04/24/2002        $3.68       $   14,720
Sold                4,000            04/24/2002        $3.62       $   14,480
Sold                4,000            04/24/2002        $3.62       $   14,480
Sold                4,000            04/24/2002        $3.62       $   14,480
Sold                4,000            04/24/2002        $3.62       $   14,480
Sold                4,000            04/25/2002        $3.62       $   14,480
Sold                1,000            04/25/2002        $3.65       $    3,650
Sold                4,000            04/26/2002        $3.64       $   14,560
Sold                3,400            04/26/2002        $3.64       $   12,376
Sold                  600            04/26/2002        $3.65       $    2,190
Sold                4,000            04/26/2002        $3.65       $   14,600
Sold                4,000            04/26/2002        $3.66       $   14,640
Sold                4,000            04/26/2002        $3.66       $   14,640
Sold                4,000            04/29/2002        $3.60       $   14,400
Sold                2,200            05/02/2002        $3.60       $    7,920
Sold                4,000            05/02/2002        $3.60       $   14,400
Sold                4,000            05/02/2002        $3.60       $   14,400
Sold                  600            05/02/2002        $3.60       $    2,160
Sold                2,400            05/02/2002        $3.62       $    8,688
Sold                1,000            05/02/2002        $3.64       $    3,640
Sold                4,000            05/02/2002        $3.60       $   14,400
Sold                6,000            05/02/2002        $3.60       $   21,600
Sold                4,000            05/02/2002        $3.60       $   14,400
Sold                7,000            05/03/2002        $3.70       $   25,900
Sold                8,000            05/03/2002        $3.75       $   30,000
Sold                8,000            05/03/2002        $3.79       $   30,320
Sold                2,600            05/03/2002        $3.79       $    9,854
Sold                2,400            05/06/2002        $3.80       $    9,120
Sold                2,200            05/06/2002        $3.81       $    8,382
Sold                4,000            05/06/2002        $3.85       $   15,400
Sold                  600            05/06/2002        $3.90       $    2,340
Sold                4,000            05/06/2002        $3.85       $   15,400
Sold                4,000            05/08/2002        $3.73       $   14,920
Sold                1,000            05/09/2002        $3.66       $    3,660

Trade Type         Quantity              Date          Price          Total
----------        ----------        ------------      -------      ----------
Sold                2,400            05/09/2002        $3.66       $    8,784
Sold                1,000            05/09/2002        $3.66       $    3,660
Sold                  500            05/09/2002        $3.68       $    1,840
Sold                  100            05/09/2002        $3.67       $      367
Sold                3,000            05/09/2002        $3.68       $   11,040
Sold                  500            05/13/2002        $3.02       $    1,510
Sold                  500            05/13/2002        $3.00       $    1,500
Sold                  100            05/13/2002        $3.08       $      308
Sold                2,000            05/13/2002        $3.06       $    6,120
Sold                  500            05/13/2002        $3.08       $    1,540
Sold                  500            05/13/2002        $3.10       $    1,550
Sold                1,000            05/13/2002        $3.06       $    3,060
Sold                1,000            05/13/2002        $3.06       $    3,060
Sold                4,000            05/14/2002        $3.05       $   12,200
Sold                1,400            05/14/2002        $3.06       $    4,284
Sold                  600            05/14/2002        $3.02       $    1,812
Sold                2,000            05/14/2002        $3.02       $    6,040
Sold                  400            05/14/2002        $3.02       $    1,208
Sold                3,500            05/15/2002        $3.07       $   10,745
Sold                  700            05/15/2002        $3.07       $    2,149
Sold                  100            05/15/2002        $3.07       $      307
Sold                  600            05/15/2002        $3.07       $    1,842
Sold                  300            05/15/2002        $3.07       $      921
Sold                  500            05/15/2002        $3.08       $    1,540
Sold                4,000            05/17/2002        $3.00       $   12,000
Sold                4,000            05/17/2002        $3.07       $   12,280
Sold                1,000            05/17/2002        $3.07       $    3,070
Sold                1,000            05/17/2002        $2.86       $    2,860
Sold                2,000            05/17/2002        $2.90       $    5,800
Sold                1,500            05/17/2002        $3.10       $    4,650
Sold                   90            05/17/2002        $3.10       $      279
Sold                2,000            05/20/2002        $2.90       $    5,960
Sold                3,000            05/21/2002        $2.85       $    8,550
Sold                  100            05/21/2002        $2.90       $      290
Sold                2,000            05/21/2002        $2.91       $    5,820
Sold                2,000            05/21/2002        $2.81       $    5,620
Sold                3,000            05/22/2002        $2.86       $    8,580
Sold                  800            05/22/2002        $3.05       $    2,440
Sold                1,200            05/22/2002        $3.05       $    3,660
Sold                1,000            05/22/2002        $3.06       $    3,060
Sold                3,000            05/23/2002        $3.05       $    9,150
Sold                3,000            05/23/2002        $3.00       $    9,000
Sold                1,914            05/23/2002        $3.00       $    5,742
Sold                1,086            05/24/2002        $3.00       $    3,258
Sold                2,000            05/28/2002        $2.95       $    5,900
Sold                  900            05/29/2002        $3.00       $    2,700
Sold                  300            05/29/2002        $2.95       $      885
Sold                1,400            05/29/2002        $2.96       $    4,144
Sold                  800            05/31/2002        $2.85       $    2,280
Sold                1,200            05/31/2002        $2.81       $    3,372
Sold                1,440            06/04/2002        $2.70       $    3,888
Sold                2,000            06/05/2002        $2.83       $    5,660
Sold                2,000            06/07/2002        $2.63       $    5,260
Sold                  100            06/07/2002        $2.60       $      260
Sold                  400            06/07/2002        $2.61       $    1,044

Trade Type         Quantity              Date          Price          Total
----------        ----------        ------------      -------      ----------
Sold                1,500            06/07/2002        $2.63       $    3,945
Sold                  900            06/07/2002        $2.42       $    2,178
Sold                1,000            06/07/2002        $2.45       $    2,450
Sold                2,000            06/07/2002        $2.60       $    5,200
Sold                  400            06/07/2002        $2.43       $      972
Sold                  600            06/07/2002        $2.50       $    1,500
Sold                1,000            06/07/2002        $2.56       $    2,560
Sold                  500            06/07/2002        $2.60       $    1,300
Sold                  500            06/07/2002        $2.64       $    1,320
Sold                1,000            06/07/2002        $2.66       $    2,660
Sold                  140            06/07/2002        $2.48       $      347.20
Sold                  300            06/07/2002        $2.51       $      753
Sold                  100            06/07/2002        $2.53       $      253
Sold                  700            06/07/2002        $2.56       $    1,792
Sold                1,000            06/07/2002        $2.60       $    2,600
Sold                  200            06/07/2002        $2.35       $      470
Sold               1,0000            06/07/2002        $2.39       $    2,390
Sold                  900            06/07/2002        $2.42       $    2,178
Sold                1,000            06/07/2002        $2.45       $    2,450
Sold                1,000            06/10/2002        $2.70       $    2,700
Sold                  500            06/10/2002        $2.75       $    1,375
Sold                1,000            06/10/2002        $2.50       $    2,500
Sold                1,000            06/10/2002        $2.70       $    2,700

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      ------------------------------------

      None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. As of May 22, 2002 the Reporting Persons were no longer holders of more than 10% of the Common Stock of the Company.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to Schedule A of the Reporting Persons of the initial
Schedule 13D filed February 2, 2000).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 14, 2002

                                            BRADCO SUPPLY CORPORATION

                                            By:  /s/ Barry Segal
                                                -------------------------------
                                            Name: Barry Segal
                                            Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 14, 2002

                                            By:  /s/ Barry Segal
                                                -------------------------------
                                            Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Eagle Supply Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of June 14, 2002.

                            BRADCO SUPPLY CORPORATION


                                            By:  /s/ Barry Segal
                                                -------------------------------
                                            Name: Barry Segal
                                            Title: Chief Executive Officer


                                            By:  /s/ Barry Segal
                                                -------------------------------
                                            Name: Barry Segal